
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

June 27, 2011

Via E-mail
Mr. Sean P. Hennessy
Chief Financial Officer
The Sherwin-Williams Company
101 West Prospect Avenue
Cleveland, Ohio 44115-1075

> **RE: The Sherwin-Williams Company**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed February 23, 2011**
> **Form 10-Q for the Period Ended March 31, 2011**
> **Filed April 26, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 9, 2011**
> **File No. 1-4851**

Dear Mr. Hennessy:

We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2010

Exhibit 13 – Annual Report

Note 10 – Litigation, page 65

1. We have read your response to prior comment five. In future filings, please expand your disclosures in a similar manner to your response to state that it is

not possible to estimate the range of reasonably possible losses as it relates to the public nuisance claim litigation.

You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Dietrich King, Staff Attorney at (202) 551-3338 if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant at (202) 551-3733 or me at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief